Mail Stop 6010

June 27, 2008

Yaron Menashe
Chief Financial Officer
Elbit Vision Systems Ltd.
1 Haofe St., Post Office Box 5030
Kadima, 60920 Israel

> **Re: Elbit Vision Systems Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-28580**

Dear Mr. Menashe:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K dated May 22, 2008

1.   We note that the report on Form 6-K, including the exhibit, is incorporated by
        reference into all effective registration statements filed by you and that it includes
        various non-GAAP financial measures. Please tell us how your non-GAAP
        disclosures consider the guidance from Question 31 of the Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures.

        In that regard, we see several non-GAAP financial measures where the related
        disclosures do not appear to conform to the guidance from Item 10(e) of
        Regulation S-K and the guidance from the related FAQ. For example:

        •   We see non-GAAP financial measures, including those under "First Quarter
            2008 Highlights" and under "First Quarter 2008 Results" where comparable
            measures determined according to GAAP are not presented with equal or
            greater prominence.
        •   The heading "Use of non-GAAP Financial Measures" appears to assert that
            the release presents two non-GAAP financial measures while the document
            appears to include significantly more than two measures.
        •   There are several non-GAAP measures that do not appear to be reconciled to
            a comparable GAAP measure.

2.   As a related matter, your non-GAAP financial measures appear to eliminate
        recurring amounts, such as equity based compensation and depreciation and
        amortization. Accordingly, please tell us how your measures and related
        disclosures consider the guidance from Item 10(e)(ii)(B) of Regulation S-K and
        Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures.

3.   We also see that you present a non-GAAP financial measure of adjusted EBITDA
        that you title "non-GAAP EBITDA." Please note that EBITDA as commonly
        presented is a non-GAAP financial measure. Your measure further adjusts
        EBITDA for other items. Accordingly, please tell us why you believe it is
        appropriate to incorporate the measure of adjusted EBITDA in effective
        registration statements. Refer to Questions 14, 15, 8 and 9 of the Frequently
        Asked Questions Regarding the Use of Non-GAAP Financial Measures.

4.   If you intend to incorporate non-GAAP financial measures in registration
        statements, please show us how you intend to revise the disclosures in future
        earnings releases. Please ensure that the disclosures about any measures fully
        comply with both Item 10(e) of Regulation S-K and the related Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures. Please also

note that you should provide the required disclosures for each individual non-GAAP measure presented.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant